Exhibit 99.1

Nano Dimension Acquires Micro Mechanics 3D-Printing Leader, NanoFabrica Ltd.

A Micro-Printing Machine-Learning-Driven Revolution in Manufacturing

●     3D-Deep Learning will drive AI-Distributed Digital Fabrication Applications

●     Ultra-high precision within AME (Additively Manufactured Electronics)

Sunrise, Florida, April 27, 2021 (GLOBE NEWSWIRE) — Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (3D-Printed Electronics) provider, announced today that it has signed and closed a definitive agreement to acquire NanoFabrica Ltd. (“NanoFabrica”) (https://www.nano- fabrica.com/), a world leader in technology and turn-key systems for precise 3D- micro-printing (or precision additive manufacturing). Nano Dimension will pay the shareholders of NanoFabrica a total ranging between $54.9 million to $59.4 million. Out of that, between $23 million to $27.5 million will be paid in cash (depending upon NanoFabrica meeting certain performance milestones and the founders of NanoFabrica continuing to work for a defined period after the acquisition), and approximately $32 million was paid in American Depositary Shares (ADSs) of Nano Dimension (approximately 30% of which cannot be sold for various periods of up to 24 months after the closing of the transaction). Certain cash payments will be based on NanoFabrica’s revenue and gross margin performance in the next 12 months.

NanoFabrica Ltd. Photo credit: Idan Gil.

NanoFabrica is a prominent player in the field of precision digital manufacturing. Its industrial Additive Manufacturing systems have an unprecedented micron-resolution with ultra-fine features, details, accuracy, and precision – enabled by the innovative Micro Adaptive Projection technology. NanoFabrica brings the power of Additive Manufacturing to applications that require high precision, overlapping the typical target markets of Nano Dimension (https://www.nano-fabrica.com/industries): Aerospace, aviation, high-end electronics and automotive, medical, optics, research, education and more. NanoFabrica’s technology and machines are designed to enable digital mass manufacturing of precise and complex parts. With advanced hardware, software and materials and a team of experts and industry veterans, they are positioned to potentially transform businesses through micro-part manufacturing innovation.

(https://www.nano-fabrica.com/media1).

NanoFabrica Ltd. Photo credit: Idan Gil.

NanoFabrica’s scientists and engineers, all of whom are expected to now join Nano Dimension, are leading experts and industry veterans in materials, software, mechanical automation, and robotics. They are going to continue to be led by NanoFabrica’s two founders:

●     Dr. Jon Donner, who holds a PhD in nano optics and earned a double degree in physics and electrical engineering.

●     Mr. Eyal Shelef, who worked at Hewlett-Packard Company for 16 years in R&D, building large industrial machines and developing some of the most advanced materials for the digital printing industry as well as managing algorithm development, process control and advanced chemistry manufacturing processes. Eyal has registered over 35 patents under his name.

NanoFabrica Ltd. Photo credit: Idan Gil.

Yoav Stern, Chief Executive Officer of Nano Dimension, stated, “NanoFabrica fits Nano Dimension’s vertical original equipment manufacturers’ (OEM) target markets, and as such will be leveraged by the distribution channels and go-to-market efforts of both. In parallel, our mutual vision is to merge the technologies of our micro-electronic 3D-fabrications machines for Hi-PEDsTM (Hi-Performance Electronic Devices) with NanoFabrica’s micro-mechanic 3D printing. The future of Hi-PEDsTM and miniaturized high-performance printed circuit boards (PCBs) is interlaced with micro- mechanical printing applications to fit the adage “The Next Big thing is Small.”

NanoFabrica Ltd. Photo credit: Idan Gil.

“In addition,” Mr. Stern said, “NanoFabrica’s machines fit the larger picture of Nano Dimension’s vision, aiming to establish “INDUSTRY 4.0” solutions, which entail building an artificial intelligence/machine learning (AI/ML) “distributed digital fabrication application” rather than just building machines as capital equipment. The “AI/ML/DL Distributed Electronic Fabrication Application” will be furnished by additional edge devices in the form of NanoFabrica’s 3D-micro-printing systems. Eventually, the end goal is to reach a capability for maintaining an inventory of high-end PCB devices, micro-mechanical parts and Hi-PEDsTM in digital form: print them as you need them, where you need them, only the quantity you need, in the best quality at competitive prices, as it is done in highest yield and throughput possible for that point in time, specifically in high mix/low volume scenarios.”	NanoFabrica Ltd. Photo credit: Idan Gil.

Dr. Jon Donner, Chief Executive Officer and co-founder of NanoFabrica, who will become General Manager of the NanoFabrica Division of Nano Dimension, commented: “Today is an exciting day for NanoFabrica and for the entire field of precision manufacturing. We have set out on a mission to transform this traditional analog non-environmentally friendly industry, and by joining the segment leader, Nano Dimension, we will be able to fulfill our mission statement much faster and in more elaborate fashion. By combining the advanced capabilities of deep learning together with our manufacturing systems, we hope to improve printing speed by five times and yield by 20 times. Henceforth, by integrating our ultra-precise miniaturization capability with Nano Dimension’s Hi-PEDsTM (High-Performance-Electronic-Devices), we shall become a transformative power in our vertical markets. Nano Dimension- NanoFabrica’s combined offering will greatly increase the number of applications that can be relevant for mass manufacturing on our planned neural network of digital manufacturing systems.”

Sullivan & Worcester Tel-Aviv is acting as legal counsel to Nano Dimension in connection with the acquisition.

NanoFabrica Ltd. Photo credit: Idan Gil.

INVESTORS CONFERENCE CALL:

Thursday, April 29, 2021, at 9:00 AM ET

Nano Dimension will host an investor call to update on the above acquisition, on Thursday, April 29, 2021, at 9:00 a.m. ET. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences.

U.S. Dial-in Number: 1.866.744.5399 Israel Toll Free Number: 03.9180644

At: 9:00 a.m. Eastern Time, 6:00 a.m. Pacific Time

A REPLAY: will be available on the Company’s IR website after the end of the conference call. Participants will be required to state their name and company upon entering the call.

About NanoFabrica

NanoFabrica is a leader in the field of precision digital manufacturing. Their industrial Additive Manufacturing systems have an unprecedented micron-resolution with ultra-high features, details, accuracy, and precision– enabled by the innovative Micro Adaptive Projection technology. NanoFabrica brings the power of Additive Manufacturing to applications that require high precision such as: aerospace, electronics, automotive, medical, optics, education and more. NanoFabrica aims high to enable digital mass manufacturing of precise and complex parts. With advanced hardware, software and materials and a team of experts and industry veterans, NanoFabrica is on a mission to transform businesses through micro-part manufacturing innovation.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that NanoFabrica’s scientists and engineers are expected to join Nano Dimension and will be led by Dr. Jon Donner and Mr. Eyal Shelef, that Dr. Jon Donner will become General Manager of NanoFabrica Division of Nano Dimension, the potential of Fabrica’s 3D-micro-printing systems in Nano Dimension’s industry, NanoFabrica pursuing opportunities as part of Nano Dimension’s strategy, Nano Dimension’s vision to merge the technologies of micro- electronic 3D-fabrications machines for Hi-PEDsTM with NanoFabrica’s micro-mechanic 3D printing, and Nano Dimension’s vision of INDUSTRY 4.0 solutions. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

Attachments

●	NanoFabrica Ltd.
●	NanoFabrica Ltd.
●	NanoFabrica Ltd.
●	NanoFabrica Ltd.
●	NanoFabrica Ltd.
●	NanoFabrica Ltd.

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